U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                 (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:
                              December 31, 2000
------------------------------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

------------------------------------------------------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
------------------------------------------------------------------------------

Full Name of Registrant:
                           Reunion Industries, Inc.
------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number):
                        11 Stanwix Street, Suite 1400

City, State and Zip Code:
                            Pittsburgh, PA  15222
------------------------------------------------------------------------------


------------------------------------------------------------------------------
PART II - RULES 12b-25(b) and (c)
------------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this Form 12b-25 could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

------------------------------------------------------------------------------
PART III - NARRATIVE
------------------------------------------------------------------------------
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

As the result of significant finance personnel turnover within the Company's Plastics Group and the Metals Group's crane and bridge manufacturing location in Alliance, OH, the Company was unable to timely respond to requests for data by the Company's independent auditors, resulting in a backlog of requests for data that the Company is unable to satisfy without unreasonable effort or expense by the April 2, 2001 due date of its annual report on Form 10-K for the year ended December 31, 2000.

------------------------------------------------------------------------------
PART IV - OTHER INFORMATION
------------------------------------------------------------------------------
(1) Name and telephone number of person to contact in regard to this notification

     John M. Froehlich, Executive V.P., Chief Financial Officer,
                        Treasurer and Assistant Secretary
                        (412) 281-2111
     -----------------------------------------------------------------

(2)  Have all other periodic reports required under
     section 13 or 15(d) of the Securities and Exchange Act
     of 1934 or section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for
     such shorter period that the registrant was required
     to file such report(s) been filed?  If the answer is
     no, identify reports.                                     [X] Yes  [ ] No

                                    - 2 -

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding
     period for the last fiscal year will be reflected by
     the earnings statements to be included in the
     subject report or portion thereof?                        [ ] Yes  [X] No

     If so: attach an explanation of the anticipated
     change, both narratively and quantitatively, and, if
     appropriate, state the reasons why a reasonable
     estimate of the results cannot be made.
------------------------------------------------------------------------------
Reunion Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     April 2, 2001            By /s/         John M. Froehlich
     -----------------------         -----------------------------------------
                                                 John M. Froehlich
                                      Executive V.P., Chief Financial Officer,
                                         Treasurer and Assistant Secretary
                                                (chief financial and
                                                 accounting officer)

------------------------------------------------------------------------------


                                    - 3 -

April 2, 2001

United States Securities and Exchange Commission
450 Fifth Street N.W., Judiciary Plaza
Washington, D.C.  20549

Re:  Reunion Industries, Inc. (RII) Notification of Late Filing on Form 12b-25

To whom it may concern:

     Pursuant to the Securities and Exchange Act of 1934, as amended, and Regulation S-T, RII hereby electronically submits a notification of late filing of its Annual Report on Form 10-K for the year ended December 31, 2000.

Sincerely,

J. M. Froehlich
Chief Financial Officer
Reunion Industries, Inc.
11 Stanwix Street, Suite 1400
Pittsburgh PA  15222
(412) 281-2111